Mail Stop 4561

      					February 22, 2007


Brian Ross
Accelerize New Media, Inc.
6477 Highway 93 South
Suite 303
Whitefish, Montana  59937

Re:	Accelerize New Media, Inc.
	Amendment No. 1 to Registration Statement on Form SB-2
	Filed January 31, 2006
      File No. 333-139586

Dear Mr. Ross:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Pro-Forma Combined Financial Statements

Note 1:  Description Of Transaction and Basis Of Presentation,
page
F-6
1. We have read your response to comment ten.  You state that there
is no active market for your shares at the time of the
transaction.
As a result, you determined the fair value of the shares based on
a
40% discount to the conversion price of the Series A preferred shares
issued shortly before the acquisition.   Please explain how a
discount from the conversion price of your Series A preferred shares represents the fair value of your common shares issued in this transaction. Advise us your consideration of recent third party transactions in which common stock was issued in determining your fair value. Lastly, expand your note to describe the basis for how you determined the value ascribed to the common shares issued.

Note 1:  Description of Business and Basis of Presentation, page
F-26
2. We have read your response to comment 15. Your revised disclosures still do not clearly communicate that EDGAR Index and MapGui represent two products offered by Accelerize when it was
operating as a sole proprietor.   Please revise your document here
and elsewhere to clearly state that EDGAR Index and MapGui represent two product offerings rather than two separate operating entities.

Note 2 - Summary of Significant Accounting Policies, page F-46

Revenue Recognition
3. We have read your response to comment 16 and we remain unclear regarding your basis for recognizing income that is earned on contracts with duration of 1-3 years within the first eight months.
In this regard, clarify any contractual terms within your debt settlement agency agreement that supports how revenue is earned in the first eight months. In addition, tell us what your exposure is to refunds subsequent to the eight month period, if any.

Part II.
Item 26.  Recent Sales of Unregistered Securities, page II-2
4. Please revise to disclose all shares issued as dividends to holders of the Series A Convertible Preferred Stock. Also, please discuss the 5.5 million shares issued in January 2006 to consultants and 3.5 million shares issued in January 2006 to an accredited investor, as describe in the fee table of the initial registration statement.

*  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Wilson Lee at 202-551-3468 or Cicely
LaMothe,
Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters.
Please contact Michael McTiernan at 202-551-3852 or me at 202-551-3780 with any other questions.

Sincerely,



Karen J. Garnett
Assistant Director

cc:	J. Truman Bidwell, Esq. (via facsimile)
	Sullivan & Worcester, LLP


Brian Ross
Accelerize New Media, Inc.
February 22, 2007
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